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                                                  OMB  Number:         3235-0145
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                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D
                     Under the Securities Exchange Act of 1934

                         (Amendment  No.            )(*)


                                TMI Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Series B Convertible Preferred
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  87260-F-405
--------------------------------------------------------------------------------
                                (CUSIP Number)


                              Craig V. Butler
                           The Lebrecht Group, APLC
                       22342 Avenida Empresa, Suite 220
                       Rancho Santa Margarita, CA  92688
                                 (949) 635-1240
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 31, 2003
--------------------------------------------------------------------------------
              (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  87260-F-405

________________________________________________________________________________
1    NAME  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

   John W. Meyers

_______________________________________________________________________________
2    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC  USE  ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS (See Instructions)

   SC  or  PF

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)

   YES  [ ]     NO  [X]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   United States Citizen

________________________________________________________________________________
               7    SOLE  VOTING  POWER

Number of          7,500,000 (1)
Shares         _________________________________________________________________
Beneficially   8    SHARED  VOTING  POWER
Owned by
Each               -0-
Reporting      _________________________________________________________________
Person         9    SOLE  DISPOSITIVE  POWER
With
                   -0-
               _________________________________________________________________
               10   SHARED  DISPOSITIVE  POWER

                   -0-

________________________________________________________________________________
11   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

   7,500,000 (1)

________________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                      [_]

________________________________________________________________________________
13   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

   50% (1)

________________________________________________________________________________
14   TYPE  OF  REPORTING  PERSON (See Instructions)

   IN


(1) Mr. Meyers is the record and beneficial owner of 250,000 shares of Series B Preferred stock of TMI Holdings, Inc., which is convertible into 7,500,000 shares of TMI Holdings, Inc.'s common stock. Holders of Series B Preferred stock are entitled to thirty votes per share on all matters to be voted on by the shareholders. Each share of Series B Preferred stock will be converted into 30 shares of common stock as soon as TMI Holdings, Inc. has sufficient authorized but unissued shares of common stock to convert 500,000 shares of Series B Preferred Stock.

________________________________________________________________________________
ITEM  1.   SECURITY AND ISSUER

     Common stock of TMI Holdings, Inc. by virtue of ownership of TMI Holdings, Inc. Series B Convertible Stock, par value $0.01. TMI Holdings, a Florida corporation, whose principal executive offices are located at 4463 Pahe'e Street, Suite 203-B, Lihue, Hawaii 96766.

________________________________________________________________________________
ITEM  2.   IDENTITY AND BACKGROUND

   (a)  Name:       This  statement  is  filed  on  behalf  of  John  W. Meyers, an individual ("Meyers"). Meyers is referred to as the "Reporting Person."

   (b)  Residence or Business Address:      The address of the Reporting  Person
                                            is 4463 Pahe'e  Street, Suite  203-B
                                            Lihue, Hawaii 96766

   (c)  Principal Occupation:      Meyers  is the COO, Treasurer and Director of
                                   the Company.


   (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

   (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

   (f)  Citizenship:  The Reporting Person is a United States Citizen.


________________________________________________________________________________
ITEM  3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Meyers and William Michael Sessions, ("Sessions") each sold their 50% ownership Interest in Kina Ole, Inc., a Hawaii corporation, in exchange for 250,000 Shares of the Company's Series B Convertible Preferred stock. Meyers and Sessions disclaim membership in a group and the existence of a group.

________________________________________________________________________________
ITEM  4.   PURPOSE OF TRANSACTION

     Meyers and Sessions acquired the Preferred stock pursuant to a Stock Purchase Agreement dated January 31, 2003, under which they received Shares of Series B Preferred Stock in exchange for 100% of the outstanding stock of Kina Ole, Inc., a Hawaii corporation.
________________________________________________________________________________
ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER

     Meyers owns 250,000 shares of Series B Convertible Preferred stock, representing 50% of the outstanding Series B Preferred stock. Holders of Series B Preferred stock are entitled to thirty votes per share on all matters to be voted on by the shareholders. Meyers also owns 125,000 shares of Series A Preferred Stock, which are entitled to ten votes per share on all Matters to be voted on by the shareholders. Meyers, with his ownership of the Series A Preferred Stock and the Series B Preferred Stock, beneficially owns 49% of the voting power of the Company.

________________________________________________________________________________
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     None.

________________________________________________________________________________
ITEM  7.   MATERIAL TO BE FILED AS EXHIBITS

     10.1   Reorganization and Stock Purchase Agreement dated January 31, 2003.

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 4, 2003                  /s/ John W. Meyers
                                          -------------------------------------
                                          John W. Meyers


Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).





                                                            Last update 12/05/02